SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Hartville Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

417287109
(CUSIP Number)

Scott Kaufman or Michel Amsalem
c/o Midsummer Capital, LLC
295 Madison Avenue, 38th Floor
New York, NY 10017
212.624.5030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON [ENTITIES ONLY]

MIDSUMMER INVESTMENT LTD.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

WC (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)

Not Applicable.

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
7     SOLE VOTING POWER

5,413,420 (See Items 3, 4 and 5)

8     SHARED VOTING POWER

-0-

9     SOLE DISPOSITIVE POWER

5,413,420 (See Items 3, 4 and 5)

10    SHARED DISPOSITIVE POWER

-0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,413,420 (See Items 3, 4 and 5)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.269% (See Items 3, 4 and 5)

14    TYPE OF REPORTING PERSON

        CO

This Amendment No. 3 amends (a) the Schedule 13D previously filed by Midsummer Investment Ltd. with the Securities and Exchange Commission (the “Commission”) on January 19, 2005 (the “Initial 13D”), (b) the Amendment No. 1 to the Initial 13D filed with the Commission on September 14, 2006 (“Amendment No. 1”), and (c) the Amendment No. 2 to the Initial 13D filed with the Commission on October 18, 2007 (“Amendment No. 2”, collectively, the Initial 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) This Amendment No. 3 refers only to information which has materially changed since the filing of the Schedule 13D and the items identified below are amended and restated as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 3 relates to the common stock, $0.001 par value per share (the “Common Stock”), of Hartville Group, Inc., a Nevada corporation, which has its principal business office at 3840 Greentree Avenue SW, Canton, Ohio 44706 (the “Company”).

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)    This statement is filed by Midsummer Investment Ltd., an entity organized under the laws of Bermuda (“Midsummer” or “the Reporting Person”).

(b)    The business address for the Reporting Person is c/o Midsummer Capital, LLC, 295 Madison Avenue, 38th Floor, New York, NY 10017.

(c)    The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d)    The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)    The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On February 29, 2008, Midsummer entered into a securities purchase agreement with the Company (the “February Purchase Agreement”) whereby Midsummer purchased 750,000 shares of Common Stock for $1.50 per share (the “February Shares”), for the aggregate purchase price equal to $1,125,000.

On February 29, 2008, pursuant to the February Purchase Agreement, Midsummer was also issued a common stock purchase warrant to purchase 375,000 shares of Common Stock at the exercise price equal to $1.50 per share, subject to adjustment therein and a term of exercise of five years (the “February Warrant”). This February Warrant issued to Midsummer contains a limitation prohibiting exercise thereof to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such exercise.

The source of the funds for the purchase of the February Shares was (a) $872,155.46 of working capital of Midsummer and (b) $250,000 for the cancellation of existing bridge notes of the Company held by Midsummer.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The purpose of this Amendment No. 3 to Schedule 13D is to report the transactions described in Item 3 above as Michel Amsalem is a member of the Company’s board of directors.

Other than with respect to the exercise by Mr. Amsalem of his rights as a member of the Company’s board of directors on matters presented to the Company’s board of directors from time to time, Midsummer has no definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) and (b)    Midsummer beneficially owns 5,413,420 shares of Common Stock, which, to Midsummer’s knowledge, represents approximately 44.269% of the outstanding Common Stock as of the date hereof (based upon the sum of (a) the 1,500,000 shares of Common Stock issued by the Company on February 29, 2008 and (b) 10,728,434 (reflects 1 for 15 reverse stock split approved on October 1, 2007) issued and outstanding shares of Common Stock as of November 12, 2007, as reported in the Company’s Quarterly Report on Form 10-QSB for the fiscal period ended September 30, 2007 which was filed on November 14, 2007 with the Securities and Exchange Commission).

The February Warrant contains a limitation prohibiting exercise thereof to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such exercise.

Midsummer Capital, LLC is the investment advisor to Midsummer. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of Common Stock owned by Midsummer. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock held by Midsummer. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

(c)    Except as described in Item 3 above, the Reporting Person has not effected transactions in the Common Stock during the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

There are no contracts, arrangements, understandings or relationships among Midsummer and any other person with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 13, 2008

MIDSUMMER INVESTMENT LTD.
By: MIDSUMMER CAPITAL, LLC, its investment manager

	By:	/s/ Michel A. Amsalem
Name: Michel A. Amsalem
Title: President